SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from                      to

Commission file number 1-15973

NORTHWEST NATURAL GAS COMPANY

RETIREMENT K SAVINGS PLAN

(Full Title of Plan)

NORTHWEST NATURAL GAS COMPANY

220 N. W. Second Avenue

Portland, Oregon 97209

(Name of issuer of the securities held pursuant to the

plan and the address of its principal executive office)

NORTHWEST NATURAL GAS COMPANY

Retirement K Savings Plan

Annual Report to Securities and Exchange Commission

on Form 11-K

For the Fiscal Year Ended December 31, 2005

ITEM 4.	FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-8

Supplemental Schedule Required by ERISA* Schedule H, line 4i - Schedule of Assets (Held at End of Year)	9

*  Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

SIGNATURE	10

EXHIBITS

23	Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Northwest Natural Gas Company

Retirement K Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Northwest Natural Gas Company Retirement K Savings Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Portland, Oregon

June 22, 2006

Northwest Natural Gas Company

Retirement K Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets
Investments, at fair value	$113,568,063	$105,266,323

Contributions receivable
Participant	127,630	—
Employer	45,202	—

Total contributions receivable	172,832	—

Cash	—	2,832

Total assets	113,740,895	105,269,155

Liabilities
Excess contributions payable	—	(3,380)

Total liabilities	—	(3,380)

Net assets available for benefits	$113,740,895	$105,265,775

The accompanying notes are an integral part of these financial statements.

Northwest Natural Gas Company

Retirement K Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2005 and 2004

	2005	2004
Additions
Investment income	$3,688,550	$2,224,815
Net appreciation in fair value of investments	3,522,620	8,086,763

Net investment income	7,211,170	10,311,578

Contributions
Participant elective and rollover	6,519,707	6,664,634
Employer	1,688,053	1,692,074

Total contributions	8,207,760	8,356,708

Total additions	15,418,930	18,668,286

Deductions
Withdrawals and benefit payments	(6,939,345)	(5,407,929)
Administrative fees and expenses	(4,465)	(5,050)

Total deductions	(6,943,810)	(5,412,979)

Net increase in net assets available for benefits	8,475,120	13,255,307
Net assets available for benefits at beginning of year	105,265,775	92,010,468

Net assets available for benefits at end of year	$113,740,895	$105,265,775

The accompanying notes are an integral part of these financial statements.

Northwest Natural Gas Company

Retirement K Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

1.	Description of Plan

The following description of the Northwest Natural Gas Company Retirement K Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Northwest Natural Gas Company (the “Company”) who have completed 90 days of service with at least 250 hours credited or have 1,000 hours of service credited in their initial employment year or any plan year of service. At December 31, 2005, 1,262 participants had account balances in the Plan, of which 1,025 were active.

T. Rowe Price is the Plan’s trustee and performs the recordkeeping duties of the Plan.

Contributions

Under the Plan, participants may elect to contribute, subject to Internal Revenue Code (“Code”) limitations, up to 50% of gross pay to the Plan through salary deferral. For Non-Bargaining Unit employees, the Company contributes 60% of the first 6% contributed by each employee, with a maximum match of 3.6% of gross pay. For Bargaining Unit employees, the Company match is 50% of the first 4% contributed by each employee, with a maximum match of 2% of gross pay.

Participant Accounts

Where applicable, each participant’s account is credited with Pre-Tax Contributions, Matching Contributions, Supplemental Contributions, Rollover Contributions and net earnings or losses. Pre-Tax Contributions are based on the participant’s deferral election. Matching Contributions are credited to the participant’s account according to the formula defined in the Plan document. Rollover contributions are credited upon receipt from the tax-qualified plan of another employer or from an IRA. Plan earnings are allocated based on account balances in the investment options selected by the participant.

Investment Options

Participants may direct contributions in any of the 23 investment options (19 options are funds managed by T. Rowe Price) offered by the Plan.

Vesting

All contributions and actual earnings credited to participant accounts are fully vested and nonforfeitable at all times subject to the limitations imposed by the Code.

Participant Loans

The Plan provides for participant loans under certain guidelines. Participant loans are repaid through payroll deductions and participants’ remaining account balances are used as collateral for the loans. The loans bear interest at a rate commensurate with local prevailing rates. The rate used equals the prime rate plus 1%, based on rates quoted in The Wall Street Journal on the last business day of the month prior to the loan’s inception.

Northwest Natural Gas Company

Retirement K Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

Withdrawals and Payment of Benefits

On termination of service due to death, disability, retirement or for other reasons, a participant may receive the value of his or her account as a single lump-sum distribution or as two partial lump sum distributions. Under the hardship withdrawal provisions of the Plan, participants may withdraw salary deferral amounts while still employed by the Company.

Administrative Fees and Expenses

Certain expenses of administration and servicing of the Plan, including equipment, supplies and payroll expenses of administrative and clerical personnel, and audit and trustee fees are provided by the Company without charge to the Plan. Loan disbursement fees are paid by the Plan allocated to participants withdrawing amounts as loans during the year and are classified as administrative fees and expenses. Investment manager fees are calculated as a percentage of the fair market value of the assets and are paid by the Plan. Investment income is presented net of these fees.

Plan Amendments

Effective August 2, 2004, when a participant does not make an election for the allocation of contributions among the investment funds offered, participant contributions will be invested in the retirement date based investment fund available on the date of the contribution that has a projected year of retirement nearest to or which includes the year in which the participant will attain age 65.

Also effective August 2, 2004, any participant entitled to benefits under the Plan whose benefit exceeds $5,000 shall be paid in a total or partial lump-sum payment. The participant may elect a partial lump sum distribution only if the amount remaining in the account balance after the payment exceeds $5,000. The second, later distribution must be the full balance in the account in a single sum.

Effective January 16, 2005, the Plan was amended to provide that a participant may designate whether loan proceeds shall be withdrawn pro rata from all investment funds or pro rata from all funds other than the ESOP fund in which Qualifying Securities are held.

Effective March 28, 2005, the Plan was amended to provide that in the event of a mandatory distribution greater than $1,000, if the participant does not elect to have such distribution paid directly to an eligible retirement plan or to receive the distribution directly then the distribution will be paid in a direct rollover to an individual retirement plan designated by the Retirement K Savings Plan Administrative Committee.

Effective December 16, 2005, the Plan was amended to provide that a Qualified Employee initially hired as either a Term or Temporary Employee must complete one year of service before becoming eligible to participate in the Plan.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements are prepared using the accrual basis of accounting.

Northwest Natural Gas Company

Retirement K Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

Valuation of Investments

Investments in mutual funds are valued at the net asset value of shares held by the Plan at year-end. Investments in the Company’s common stock are valued at the closing price on the last day of the year as quoted on the New York Stock Exchange. Investments in common and commingled trust funds are valued based on financial statements provided by the Plan’s investment custodians, which are audited annually by independent accountants. Values for such funds are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the bank sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. Participant loans are valued at their outstanding balances, which approximate fair value.

Investment Transactions and Net Investment Income Recognition

Securities transactions are recorded on the date the securities are purchased or sold. Interest income is recorded as earned. Dividend income is recorded on the payment date. The cost of securities sold is determined by the average cost method.

The net appreciation in the fair value of investments presented in the statements of changes in net assets available for benefits consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

3.	Termination Provisions

In the event of any total or partial termination or discontinuance of the Plan, the accounts of all participants shall remain fully vested and nonforfeitable. The Company may continue the trust to pay benefits as they mature, or liquidate and distribute the net assets of the trust among participants and beneficiaries in proportion to their interests. The Company has no current plans to terminate the Plan.

Northwest Natural Gas Company

Retirement K Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

4.	Related-Party Transactions

Since the Company’s common stock is an investment held by the Plan, investments in this common stock represent transactions with parties in interest. Certain other Plan investments are short-term deposits and investments and shares of mutual funds managed by T. Rowe Price, the trustee, as defined by the Plan. These Plan investments qualify as parties in interest transactions for which a statutory exemption exists. The following are related party investments:

	2005	2004
Northwest Natural Gas Company	$18,935,098	$17,932,552
T. Rowe Price	88,813,605	82,745,654

	$107,748,703	$100,678,206

Purchases of Northwest Natural Gas Company stock during the years ended December 31, 2005 and 2004 totaled 81,326 shares for $3,037,172 and 79,694 shares for $2,456,587, respectively. Sales of Northwest Natural Gas Company stock during the years ended December 31, 2005 and 2004 totaled 58,837 shares for $2,098,741 and 49,172 shares for $1,516,316, respectively.

5.	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated September 16, 2002, that the Plan is qualified and the trust established under the Plan at the time was tax-exempt, under the applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan is qualified and the related trust is tax-exempt.

6.	Investments

Investments at fair value representing 5% or more of the Plan’s net assets at December 31, 2005 and 2004 are as follows:

	2005	2004
T. Rowe Price Balanced Fund 845,974 and 827,523 shares, respectively	$16,724,903	$16,302,207

T. Rowe Price Blue Chip Growth Fund 788,644 and 863,111 shares, respectively	25,772,886	26,687,391

T. Rowe Price Mid-Cap Growth Fund 365,992 and 359,833 shares, respectively	19,814,793	17,948,477

T. Rowe Price Summit Cash Reserves 5,984,994 and 6,641,428 shares, respectively	5,984,994	6,641,428

Northwest Natural Gas Company Common Stock 553,982 and 531,492 shares, respectively	18,935,098	17,932,552

Northwest Natural Gas Company

Retirement K Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

During 2005 and 2004 the Plan’s investments (including gains and losses on investments bought or sold, as well as held, during the year) appreciated in value as follows:

	2005	2004
Mutual Funds	$3,362,005	$6,307,266
Common and Commingled Trust Funds	96,500	192,057
Northwest Natural Gas Company Common Stock	64,115	1,587,440

Net appreciation (depreciation) in fair value of investments	$3,522,620	$8,086,763

7.	Risks and Uncertainties

The Plan’s assets are invested in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Northwest Natural Gas Company

Retirement K Savings Plan

Schedule H, Line 4i; Schedule of Assets (Held at End of Year)

December 31, 2005	Schedule I

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost (1)	(e) Value
*	T. Rowe Price Spectrum Income Fund	Mutual fund		$3,764,551
*	T. Rowe Price Balanced Fund	Mutual fund		16,724,903
*	T. Rowe Price Blue Chip Growth Fund	Mutual fund		25,772,886
*	T. Rowe Price Mid-Cap Growth Fund	Mutual fund		19,814,793
*	T. Rowe Price Small-Cap Stock Fund	Mutual fund		3,915,646
*	T. Rowe Price Short-Term Bond Fund	Mutual fund		789,376
*	T. Rowe Price Summit Cash Reserves	Mutual fund		5,984,994
*	T. Rowe Price Science and Technology Fund	Mutual fund		3,208,562
*	T. Rowe Price Equity Index Trust	Common and Commingled Trust Fund		2,126,947
*	T. Rowe Price Retirement Income Fund	Mutual fund		232,814
*	T. Rowe Price Retirement 2005 Fund	Mutual fund		407
*	T. Rowe Price Retirement 2010 Fund	Mutual fund		2,214,854
*	T. Rowe Price Retirement 2015 Fund	Mutual fund		1,875,197
*	T. Rowe Price Retirement 2020 Fund	Mutual fund		1,197,879
*	T. Rowe Price Retirement 2025 Fund	Mutual fund		341,433
*	T. Rowe Price Retirement 2030 Fund	Mutual fund		480,752
*	T. Rowe Price Retirement 2035 Fund	Mutual fund		179,058
*	T. Rowe Price Retirement 2040 Fund	Mutual fund		181,216
*	T. Rowe Price Retirement 2045 Fund	Mutual fund		7,337
	PIMCO Total Return Admin.	Mutual fund		1,131,369
	Artisan International Fund	Mutual fund		2,472,509
	Dodge & Cox International Stock Fund	Mutual fund		187,290
*	Northwest Natural Gas Company Common Stock	Common stock		18,935,098
*	Participant loans	5.0% to 10.5%,		2,028,192
		1/05/06 to 10/15/10

	Total investments			$113,568,063

*	Represents identification of known party-in-interest in the Plan.

(1)	Cost information has been omitted for participant directed assets.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Northwest Natural Gas Company Retirement K Savings Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

NORTHWEST NATURAL GAS COMPANY RETIREMENT K SAVINGS PLAN

By:	/s/ C. J. Rue
C. J. Rue, Chairman,
Retirement K Savings Plan
Administrative Committee

Date: June 26, 2006

NORTHWEST NATURAL GAS COMPANY

EXHIBIT INDEX

to

Annual Report on Form 11-K

For Year Ended

December 31, 2005

Document	Exhibit Number
Consent of Independent Registered Public Accounting Firm	23